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                            April 5, 2024

       Tamar Goldstein
       General Counsel
       Kimmeridge Energy Management Company, LLC
       15 Little West 12th Street, 4th Floor
       New York, NY 10014

                                                        Re: Kimmeridge Energy
Management Company, LLC
                                                            SilverBow
Resources, Inc.
                                                            PREC14A filed March
29, 2024 filed by Kimmeridge Energy Management
                                                            Company, LLC
                                                            File No. 001-08754

       Dear Tamar Goldstein:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Defined terms used herein have the same meaning as in your proxy statement.

       PREC14A filed March 29, 2024

       General

   1. We note the Schedule 13D filing made by Kimmeridge on September 23, 2022. Please advise us as to why
such filing was made one month after August 23, 2022, the date on which Kimmeridge
appears to have delivered a term sheet to SilverBow regarding a business combination
between SilverBow and an affiliate of Kimmeridge, rather than within 10 days of such
date, as then required by Section 13(d) of the Exchange Act and
                                                        Rule 13d-1 thereunder.
   2.                                                   Notwithstanding that
Kimmeridge appears to have delivered the term sheet on August 23,
                                                        2022, Item 4 of the
Schedule 13D does not reference such term sheet and states (emphasis added): "The Reporting
Person may consider, explore and/or develop plans and/or make proposals (whether
preliminary or firm) with respect to, among other things, the matters
 Tamar Goldstein
Kimmeridge Energy Management Company, LLC
April 5, 2024
Page 2
         set forth above, potential changes in the Issuer   s operations,
management, organizational
         documents, the composition of the Board, ownership, capital or corporate structure, dividend policy, and strategy and plans of the Issuer." Please advise regarding the accuracy of such disclosure and how the disclosure in Item 4 of the
Schedule 13D satisfies
         the disclosure standards set forth in Item 4.
3.       Refer to Item 10 of the Schedule 13G filed by Kimmeridge on August 10,
2022.
         According to the checkbox on the cover page, the Schedule 13G appears to have been filed pursuant to Rule 13d-1(b). However, the certification provided in Item 10 is for statements filed pursuant to Rule 13d-1(c). Please advise.
4.       We note that Kimmeridge may have presented a proposal to the Company to remove
         Leland Jourdan, as the replacement for former director Christoph Majeske, from the
         Board. Such proposal appears in the Company   s proxy statement as
proposal 8 but has not
         been included in your proxy statement. Please advise.
5. Refer to the incumbent company directors listed on the proxy card. Mr. Ellisor's name appears to be spelled incorrectly. Please revise.
Proposal 1: Election of Directors, page 7

6.       Item 7(b) of Schedule 14A and corresponding Item 401(e)(1) of
Regulation S-K
         require disclosure of a nominee   s complete history of principal
occupations
         and employment, without gaps, for the past five years. Provide such disclosure regarding
         Mr. Brooks and Ms. Minyard.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or David Plattner at 202-
551-8094.



FirstName LastNameTamar Goldstein               Sincerely,
Comapany NameKimmeridge Energy Management Company, LLC
                                                Division of Corporation Finance
April 5, 2024 Page 2                            Office of Mergers &
Acquisitions
FirstName LastName